October 2, 2019

Nathan Kroeker
President and Chief Executive Officer
Spark Energy, Inc.
12140 Wickchester, Suite 100
Houston, Texas 77079

       Re: Spark Energy, Inc.
           Registration Statement on Form S-3
           Filed September 20, 2019
           File No. 333-233863

Dear Mr. Kroeker:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed September 20, 2019

Choice of Forum, page 23

1. We note your disclosure that "[y]our certificate of incorporation provides that unless
       [you] consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for" certain actions disclosed in your filing. Please amend your filing to clearly disclose the extent to which this provision applies to federal securities law claims, including whether the provision applies to claims under the Exchange Act and/or the Securities Act. In this regard, Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims arising under the Exchange Act, including derivative actions.
 Nathan Kroeker
FirstName LastNameNathan Kroeker
Spark Energy, Inc.
Comapany 2019
October 2, NameSpark Energy, Inc.
October 2, 2019 Page 2
Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Office Chief at (202) 551-3264 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           CF Office of Energy
&
                                                           Transportation
cc:      Clinton H. Smith